Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter ended December 31, 2012

Q3 Revenues grow by 6.3% quarter on quarter

Bangalore, India – January 11, 2013

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2012
  Revenues were $1,911 million for the quarter ended December 31, 2012;
  QoQ growth was 6.3%
  YoY growth was 5.8%
  Revenues excluding Lodestone were $1,872 million;
  QoQ growth was 4.2%
  YoY growth was 3.7%
  Net income after tax was $434 million for the quarter ended December 31, 2012 against $431 million for the quarter ended September 30, 2012
  Earnings per American Depositary Share (EPADS) was $0.76 for the quarter ended December 31, 2012 against $0.75 for the quarter ended September 30, 2012
  Liquid assets including cash and cash equivalents, current available-for-sale financial assets, investment in certificates of deposits and government bonds were $4.1 billion versus $4.3 billion as on September 30, 2012
Other highlights:
  The company won 8 large outsourcing deals amounting to US$ 731 million of total contract value
  14 new wins for Infosys’ products and platforms
  Infosys and its subsidiaries added 53 clients during the quarter
  Gross addition of 7,499 employees (net addition of 977) for the quarter by Infosys and its subsidiaries.
  155,629 employees as on December 31, 2012 for Infosys and its subsidiaries
  Completed the acquisition of Lodestone Holding AG, a leading management consultancy based in Switzerland
  Infosys American Depositary Shares (ADS) have started trading on the New York Stock Exchange (NYSE) under the ticker symbol ‘INFY’. The company is in the process of listing its ADS on the Paris and London exchanges of NYSE Euronext.
“We have done well in this quarter despite an uncertain environment,” said S. D. Shibulal, CEO and Managing Director. “We continue to gain confidence from a strong pipeline of large deals. However, the broader economic environment remains difficult. Even so, we remain cautiously optimistic about the January-March quarter”, he added.

“We were able to maintain our margins through efficiency improvements despite increased operating expenses. We remain focused on making the right investments for profitable and sustainable growth in the longer term", said Rajiv Bansal, Chief Financial Officer.

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2013, under IFRS is as follows:
  Revenues** are expected to be at least $7,450 million;
  Earnings per American Depositary Share (EPADS) is expected to be at least $2.97;
*   Exchange rates considered for major global currencies: AUD / USD – 1.04; GBP / USD – 1.62; Euro / USD – 1.32 for rest of fiscal 2013
** Includes $104 million from Lodestone

Business Highlights
  The company won 8 large outsourcing deals amounting to US$ 731 Mn of total contract value
  Our offerings in the Products and Platforms space continue to see good momentum. This quarter we had 14 wins across industries and geographies. Infosys products and platforms (excluding Finacle™) are now adopted by more than 70 global clients.
  A Blue Cross Blue Shield Plan selected us as a strategic partner to provide enterprise-wide testing services and establish a Test CoE within its IT organization, aimed at creating testing processes and frameworks to support the company’s ongoing transformation due to US healthcare reform. Another Blue Cross Blue Shield Plan is leveraging Infosys iTransform™ product and services to help its ICD-10 migration, mandated by the U.S. federal government.
  Our focus on Cloud as a new growth area continues to yield results and the Cloud business currently has more than 190 engagements and 3,500 experts. Over the last quarter, we won more than 15 engagements across Cloud services, Big Data and Security. Our vision of being a Cloud Ecosystem Integrator has gained increasing acceptance with clients and we are working with more than 30 partners to help clients create and manage their unified hybrid cloud environments.
  During the third quarter, Infosys applied for seven patent applications in India and the U.S. With this, it has 525 patent applications in India, the U.S. and other jurisdictions, and has been granted 71 patents by the United States Patent and Trademark Office and two patents by the Luxembourg patent office.
Awards and Recognition

Infosys has been consistently honored by influencers
  We were declared the winners of 2012 Asia’s Most Admired Knowledge Enterprises (MAKE) study by Teleos, in association with The KNOW Network for the 10th time, for developing knowledge based products and services.
  Infosys BPO Ltd. has been awarded the prestigious 2012 Optimas Award for ‘Managing Change’, recognizing exemplary achievements in workforce management and for successfully integrating new employees from around the globe into the organization.
  Infosys BPO Ltd. won the Gold Award for Marketing Excellence in the category of ‘Marketing with Social and Interactive Media’ at the Information Technology Services Marketing Association (ITSMA) Awards 2012.
  We have received the Microsoft Platform Modernization Award for sales achievement for our Legacy Modernization solution, which helps customers migrate to Microsoft platforms.
  We were awarded the National Energy Conservation Award 2012 for our energy conservation efforts at our campuses in Jaipur and Pune.
  We have been awarded the global No. 1 position for our corporate governance practices by IR Global Rankings (IRGR).
  Finacle™ from Infosys has been ranked as a long-term leader in The Forrester Wave™: Global Banking Platforms, Q4 2012
About Infosys Ltd

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19th among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals.

Visit www.infosys.com and see how Infosys (NYSE: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarter ended December 31, 2011, June 30, 2012 and September 30, 2012. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of
(Dollars in millions except share data)
	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$2,740	$4,047
Available-for-sale financial assets	1,339	6
Investment in certificates of deposit	–	68
Trade receivables	1,266	1,156
Unbilled revenue	405	368
Prepayments and other current assets	335	300
Total current assets	6,085	5,945
Non-current assets
Property, plant and equipment	1,115	1,063
Goodwill	368	195
Intangible assets	72	34
Available-for-sale financial assets	2	2
Investment in government bonds	12	–
Deferred income tax assets	77	62
Income tax assets	191	204
Other non-current assets	33	32
Total non-current assets	1,870	1,592
Total assets	$7,955	$7,537
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	–	$9
Trade payables	13	5
Current income tax liabilities	227	207
Client deposits	12	3
Unearned revenue	146	107
Employee benefit obligations	109	98
Provisions	39	26
Other current liabilities	562	482
Total current liabilities	1,108	937
Non-current liabilities
Deferred income tax liabilities	16	2
Other non-current liabilities	18	22
Total liabilities	1,142	961
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 and 571,396,410, net of 2,833,600 treasury shares each as of December 31, 2012 and March 31, 2012, respectively	64	64
Share premium	704	703
Retained earnings	7,223	6,509
Other components of equity	(1,178)	(700)
Total equity attributable to equity holders of the company	6,813	6,576
Non-controlling interests	–	–
Total equity	6,813	6,576
Total liabilities and equity	$7,955	$7,537

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income
(Dollars in millions except share and per equity share data)
	Three months ended December 31, 2012	Three months ended December 31, 2011	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Revenues	$1,911	$1,806	$5,460	$5,233
Cost of sales	1,203	1,030	3,376	3,077
Gross profit	708	776	2,084	2,146
Operating expenses:
Selling and marketing expenses	99	88	277	275
Administrative expenses	118	128	355	386
Total operating expenses	217	216	632	661
Operating profit	491	560	1,452	1,485
Other income, net	92	82	308	266
Profit before income taxes	583	642	1,760	1,751
Income tax expense	149	184	479	498
Net profit	$434	$458	$1,281	$1,253
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	–	–	–	$(2)
Exchange differences on translating foreign operations	(250)	(442)	(478)	(1,004)
Total other comprehensive income	$(250)	$(442)	$(478)	$(1,006)

Total comprehensive income	$184	$16	$803	$247

Profit attributable to:
Owners of the company	$434	$458	$1,281	$1,253
Non-controlling interests	–	–	–	–
	$434	$458	$1,281	$1,253
Total comprehensive income attributable to:
Owners of the company	$184	$16	$803	$247
Non-controlling interests	–	–	–	–
	$184	$16	$803	$247

Earnings per equity share
Basic ($)	0.76	0.80	2.24	2.19
Diluted ($)	0.76	0.80	2.24	2.19
Weighted average equity shares used in computing earnings per equity share
Basic	571,400,086	571,377,084	571,398,129	571,356,602
Diluted	571,400,417	571,396,560	571,399,018	571,394,949

NOTE:
1. The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended December 31, 2012 has been taken on record at the Board meeting held on January 11, 2013
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com